Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington D.C. 20549

September 17, 2014

Re:	IMAX Corporation (the “Company”)
Staff comment letter regarding
Form 10-K for the Fiscal-Year ended December 31, 2013
Filed February 21, 2014
File No. 001-35066

Dear Ms. Ravitz,

We are in receipt of your letter dated August 19, 2014 concerning staff comments to the Company’s Form 10-K for the fiscal-year ended December 31, 2013 filed February 21, 2014 (the “2013 10-K”). Please find below responses to the questions you have raised. For ease of reference, we have organized our response by repeating your comments.

SEC Comment:

1.	We note in your response to prior comment 3 that the terms of the Wanda Agreement are generally consistent with the terms described in your Form 10-K and fall within a range of variations you generally see in your joint revenue sharing arrangements. Since joint revenue sharing arrangements are a growing portion of your business, please describe for us a typical arrangement, including delivery and installation of the equipment, the timing of any upfront payments, obligations of each party, the typical terms for sharing box office receipts, and concessions or other contingent streams of revenue including maintenance and extended warranty. Please describe for us the process you utilize to verify revenues reported by the individual theatres in these arrangements. Please also describe the types of variables in these terms that you would consider to be within the “range of variation”.

IMAX CORPORATION

110 East 59th St., Suite 2100

New York, NY, USA 10022

t 212.821.0100

f 212.371.7584

www.imax.com

IMAX Response:

The Company has two basic types of joint revenue sharing arrangements (“JRSAs”): traditional and hybrid.

Under a traditional JRSA, the Company delivers and supervises the installation of an IMAX system deliverable (as defined in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013) in return for a percentage of the gross box office (“GBO”) generated by the customer’s IMAX theater rather than requiring the customer to pay a fixed upfront payment or annual minimum payments (as are required under the Company’s sales and sales-type lease arrangements). The system deliverable, therefore, is delivered and installed without the need for an upfront payment. Payments based on GBO, which are required throughout the term of the arrangement, are due either monthly or quarterly. Under the Company’s traditional JRSAs, title to the system deliverable does not transfer to the customer and the system deliverable is to be returned to IMAX at the conclusion of the arrangement. The customer is not granted the option to purchase the IMAX system at the end of the term of the arrangement. The initial non-cancellable term for the significant majority of JRSAs is 10 years or longer. Renewals are at the customer’s option for one to two additional three- to five-year terms, subject to a required Company-performed refurbishment of the system deliverable to the Company’s then-current standards, predominantly at the customer’s cost.

The key distinction between a traditional JRSA and a hybrid JRSA is that under a hybrid JRSA, the customer is responsible for making upfront payments prior to the delivery and installation of the system deliverable in an amount that is typically half of what the Company would receive from a straight sale transaction. As with the traditional JRSA, over the term of the arrangement, the customer also pays the Company a portion of the IMAX theater’s GBO, although the percentage of GBO owing to the Company is typically half that of a traditional JRSA. With most hybrid JRSAs, title to system deliverable does not transfer to the customer and the system deliverable is to be returned to the Company at the conclusion of the arrangement. In addition, the customer is not granted an option to purchase the IMAX system at the end of the term of arrangement. In certain limited instances, however, title to the system deliverable transfers to the customer upon receipt of the upfront payment (see below our response to Comment #2 for the accounting treatment of these arrangements).

Under both traditional and hybrid JRSAs, the Company’s key obligations are to provide: (i) the system deliverable, including design and installation supervision services; (ii) a license for the IMAX® trademark; (iii) a license to use the system deliverable; and (iv) annual and certain emergency maintenance and extended warranty services for a fixed annual fee. Under the same arrangements, the customers’ key obligations are to: (i) provide a completed auditorium that meets IMAX specifications; (ii) pay a percentage of the GBO of their IMAX theater; (iii) comply with reporting requirements with respect to attendance and GBO on a monthly or quarterly basis; (iv) satisfy certain programming requirements; and (v) uphold certain standards with respect to the operation and ongoing marketing of their IMAX theater.

The terms for sharing of GBO are subject to negotiation and, accordingly, vary from arrangement to arrangement. Typically, this involves a set percentage of net box office, defined as GBO less deductions for sales tax, which is used to determine the amount payable to the Company. In limited circumstances, the Company also receives a portion of the customer’s concession revenue. Maintenance and extended warranty services are provided to the customer for a separate fixed annual fee.

Although the Company strives to maintain uniformity in its JRSAs, the JRSAs are negotiated arrangements and therefore there is some variability in their terms. In addition to the broader distinctions between traditional and hybrid JRSAs as described above, the structure and amount of GBO paid by the customer varies from arrangement to arrangement to reflect the size or significance of the arrangement in terms of the number of systems in the arrangement, and the particular needs of a customer. Among the other terms subject to variability are the terms of the arrangements (including renewal terms), the size and duration of a customer’s geographical exclusivity, the extent and cost of maintenance and extended warranty services, the theater’s programming requirements, the extent of marketing commitments by each party, the nature and quantum of lease inducements and the extent and pricing of hardware improvements provided under an agreement.

The Company receives reporting from each customer on a per-theatre basis for its JRSAs either monthly or quarterly, in accordance with the terms of the specific arrangement. Payment is due within thirty days of the end of the respective reporting period. The Company uses data provided by the Hollywood studios releasing IMAX films to develop projections regarding box office performance and employs broadly available services such as Rentrak Corporation’s Box Office Essentials and International Box Office Essentials to track attendance and box office for IMAX films. In the event that customer reporting is not consistent with the Company’s expectation of revenue, the Company initiates discussion with the relevant customer and, if necessary, invokes certain of the audit rights it maintains under its JRSAs. The Company also conducts regular theater compliance audits of its theater network, with JRSAs being a key focus of the audits. These audits generally occur at the customer’s headquarters and cover all of the customer’s theatres for a period ranging from one to three years. The Company estimates that the JRSA theatres are audited, on average, once every three years.

SEC Comment:

2.	In this regard, we note the disclosure on page 93 in the Form 10-K, that certain of these arrangements with upfront payments qualify for classification as a sale and sales-type lease. Please describe for us in greater detail the terms of these agreements that require this accounting treatment.

IMAX Response:

As described in our response to Comment #1, under hybrid JRSAs, certain minimum lease payments are required in the form of an upfront payment, net of any consideration allocated to other deliverables offered under such arrangement, such as emergency maintenance service visits. In virtually all cases, these upfront payments are sufficient to cover the Company’s full direct cost, including all sales commissions, of providing the system deliverable and any other deliverables under the arrangement and to result in, at minimum, a break-even position or small profit. Accordingly, the Company no longer has capital at risk in the equipment and has transferred the risks and rewards of ownership of the equipment to its customer.

Whether a hybrid JRSA for which the upfront payment is sufficient to cover the full direct costs of the arrangement is classified as a sale or a sales-type lease depends on whether title passes to the customer prior to initial revenue recognition. With respect to those hybrid JRSAs where title transfers to the customer prior to initial revenue recognition (or, in countries without a personal property security registry such as the U.S. Uniform Commercial Code, when the upfront payment is paid in full), the Company classifies such arrangements as sales.

With respect to those hybrid JRSAs where the upfront payment is sufficient to cover the full direct costs of the arrangement but title does not transfer to the customer, the Company classifies such arrangements as sales-type leases in accordance with the guidance set forth in ASC 840-10-25-1. These hybrid JRSAs do not contain provisions granting the customer the option to purchase the IMAX system at the end of the term of the arrangement, title to the system deliverable does not transfer to the customer during or at the end of the lease term, and the present value of minimum lease payments is less than 90% of the fair value of the system deliverable. The Company believes that the system deliverable is not re-deployable by the Company at the end of the non-cancellable initial term as technology is expected to continue to change and develop such that, at that time, there would not be a secondary market for the equipment. The Company’s recent historical practice with respect to non-renewed systems at the end of their full non-cancellable lease term has been to render the system inoperable and dispose of it on site or after removal from the customer’s location. As a result, the Company believes that the initial lease term of the arrangement exceeds 75% of the useful life of the equipment.

Pursuant to ASC 840-10-25-42(a), in classifying a hybrid JRSA as a sales-type lease, the Company considers the collectability of the minimum lease payments. In most cases, by the time the system is eligible for revenue recognition under the Company’s revenue recognition policy, a significant portion, if not all, of the upfront payment that constitutes the minimum lease payments under the arrangement has been collected. As the Company’s hybrid JRSA customers are established theater exhibitors with good trade histories with the Company, there have not been instances to date of collectability not being reasonably assured. In such arrangements, there are also no cost uncertainties remaining in the arrangement as contemplated under ASC 810-10-25-42(b).

Should you require clarification or have any further questions, please contact me at (212) 821-0166 or at jsparacio@imax.com. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.

Yours truly,

/s/ Joseph Sparacio

Joseph Sparacio

Executive Vice-President

and Chief Financial Officer

cc:	PricewaterhouseCoopers LLP Jason Lehner, Shearman & Sterling LLP IMAX Corporation Audit Committee

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